November 21, 2008

Board of Directors
Hydrodynex, Inc.
230 Bethany Rd. #128
Burbank, CA 91504

Ladies and Gentlemen,

I hereby resign as a member of the Board of Directors of Hydrodynex, Inc and as Secretary, Treasurer, and Chief Financial Officer of the company effective immediately.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company. At the tim of resignation, I am not a creditor of the Company.

I also hereby surrender my current outstanding stock options in Hydrodyn Inc., totaling 15,000 shares, back to the company.

Sincerely,

Blaine C. Davidson